UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Talend S.A.

(Name of Subject Company (Issuer))

Tahoe Bidco B.V.

(Name of Filing Person—Offeror)

Tahoe Holdco Coöperatief U.A.

Tahoe Bidco (Cayman), LLC

Tahoe Ultimate Parent, L.P.

Tahoe Ultimate Parent GP, LLC

Thoma Bravo Fund XIV Global, L.P.

Thoma Bravo Partners XIV Global, L.P.

Thoma Bravo Global, LLC

(Names of Filing Persons—Other)

American Depositary Shares, each representing one (1) Ordinary Share, nominal value €0.08 per share

Ordinary Shares, nominal value €0.08 per share

(Title of Class of Securities)

874224207*

(CUSIP Number of Class of Securities)

Gerald T. Nowak

c/o Thoma Bravo, L.P.

150 N. Riverside Plaza

Chicago, Illinois 60606

(312) 254-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Bradley C. Reed, P.C.

Corey D. Fox, P.C.

Peter Stach

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

Calculation of Filing Fee

Transaction Valuation (1)	Amount of Filing Fee (2)
U.S. $2,415,191,865.50	U.S. $263,497.43

(1)

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by adding (a) 32,702,499 ordinary shares of Talend S.A. (“Talend”) issued and outstanding (the “Ordinary Shares”), multiplied by U.S. $66.00, the offer price per Ordinary Share, 32,624,564 of which are represented by issued and outstanding American Depositary Shares of Talend (each of which represents one Ordinary Share) (each, an “ADS,” and collectively, the “ADSs”), (b) 1,451,563 Ordinary Shares subject to outstanding stock options with an exercise price less than U.S. $22.66 per share, multiplied by U.S. $66.00, the offer price per Ordinary Share, (c) 2,791,306 Ordinary Shares subject to issuance pursuant to restricted stock units multiplied by U.S. $66.00, the offer price per Ordinary Share and (d) 80,289 Ordinary Shares subject to issuance pursuant to BSPCEs, with an exercise price of U.S. $17.38 multiplied by U.S. $66.00, the offer price per Ordinary Share , and (e) 232,290 Ordinary Shares subject to issuance pursuant to BSAs with an exercise price of U.S. $41.09 multiplied by U.S. $66.00. The calculation of the filing fee is based on information provided by Talend as of June 2, 2021.

(2)

The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2021, issued August 26, 2020, by multiplying the transaction valuation by 0.00010910.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $263,497.43	Filing Party: Talend S.A.
Form or Registration No.: Schedule 14A	Date Filed: June 8, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

*	This CUSIP number is assigned to the subject company’s American Depositary Shares, each representing one Ordinary Share.

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Tahoe Bidco B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Purchaser”), an indirect subsidiary of of Tahoe Ultimate Parent, L.P., a limited partnership organized under the laws of the Cayman Islands (“Parent”). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding ordinary shares, nominal value €0.08 per share (each, an “Ordinary Share,” and collectively, the “Ordinary Shares”), including American Depositary Shares representing Ordinary Shares (each of which represents one Ordinary Share) (each, an “ADS,” and collectively, the “ADSs”), and Ordinary Shares issuable upon the exercise of any outstanding options, warrants, convertible securities or rights to purchase, subscribe for, or be allocated Ordinary Shares ( collectively, the “Company Shares”), of Talend S.A., a société anonyme organized under the laws of France (“Talend”), for U.S. $66.00 per Ordinary Share and U.S. $66.00 per ADS (each such amount, the “Offer Price”), in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase attached to this Schedule TO as Exhibit (a)(1)(A) (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Ordinary Share Acceptance Form (together with any amendments or supplements thereto, the “Ordinary Share Acceptance Form”) and American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal,” and together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(B) and (a)(1)(C), respectively. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Memorandum of Understanding (the “MoU”), dated as of March 10, 2021, by and between Tahoe Bidco (Cayman), LLC (“Cayman Bidco”) and Talend (a copy of which is attached to this Schedule TO as Exhibit (d)(1)), is incorporated by reference with respect to Items 4 through 9 and Item 11 of this Schedule TO. Cayman Bidco has assigned all of its rights and obligations under the MoU to Purchaser.

Item 1.	Summary Term Sheet.

The information set forth in the section “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is Talend. Its principal executive office is located at 5-7, rue Salomon de Rothschild, Suresnes, France.

(b) This Schedule TO relates to Talend’s Ordinary Shares, nominal value €0.08 per share, and Talend’s ADSs (each of which represents one Ordinary Share). Talend has advised Parent that, as of the close of business on June 2, 2021, the most recent practicable date before publication of the Offer to Purchase, Talend had 32,702,499 Ordinary Shares outstanding, of which 32,624,564 were represented by outstanding ADSs.

(c) The information concerning the principal market in which the Company Shares are traded, and certain high and low sales prices for the ADSs in that principal market, is set forth in the sections “Summary Term Sheet” and “The Tender Offer—Price Range of the ADSs” of the Offer to Purchase and is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c) The information set forth in the sections “Introduction,” “Summary Term Sheet,” “The Tender Offer—Certain Information Concerning Parent and Purchaser” and in Schedule 1 of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)—(viii), (x), (xii) The information set forth in the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “The Tender Offer—Certain Information Concerning Parent and Purchaser,” “The Tender Offer—Background of the Offer; Past Contacts or Negotiations with Talend,” “The Tender Offer—Purpose of the Offer; Plans for Talend” and “The Tender Offer—MoU; Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(3–7) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “The Tender Offer—Purpose of the Offer; Plans for Talend,” “The Tender Offer—Dividends and Distributions,” “The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NASDAQ Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations” and “The Tender Offer—MoU; Other Agreements” of the Offer to Purchase is incorporated herein by reference.

(c)(1), (2) Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “The Tender Offer—Terms of the Offer— Conditions to the Offer” and “The Tender Offer—Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a), (b) The information set forth in the sections “Summary Term Sheet,” “The Tender Offer—Certain Information Concerning Parent and Purchaser,” “The Tender Offer—MoU; Other Agreements” and “The Tender Offer—Purpose of the Offer; Plans for Talend” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the sections “Summary Term Sheet,” “Introduction” and “The Tender Offer—Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements of Certain Bidders.

(a), (b) Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections “The Tender Offer—Certain Information Concerning Parent and Purchaser,” “The Tender Offer —Purpose of the Offer; Plans for Talend,” “The Tender Offer—Background of the Offer; Past Contacts or Negotiations with Talend” and “The Tender Offer—MoU; Other Agreements” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “The Tender Offer—MoU; Other Agreements,” “The Tender Offer—Conditions of the Offer” and “The Tender Offer—Legal Matters; Required Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in the section “The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NASDAQ Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations” of the Offer to Purchase is incorporated herein by reference.

(a)(5) The information set forth in the sections “The Tender Offer—MoU; Other Agreements” and “The Tender Offer—Legal Matters; Required Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase, the Ordinary Shares Acceptance Form and the ADS Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A), (a)(1)(C) and (a)(1)(E), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated June 11, 2021.

(a)(1)(B)	Form of Ordinary Share Acceptance Form.

(a)(1)(C)	Form of ADS Letter of Transmittal.

(a)(1)(D)	ADS Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	ADS Form of Letter to Clients for Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Letter to Holders of fully vested and exercisable options of the Company

(a)(1)(G)	Form of Letter to Holders of options of the Company, a portion of which are vested and exercisable and a portion of which are unvested and unexercisable.

(a)(1)(H)	Form of Letter to Holders of fully vested and exercisable BSAs of the Company.

(a)(1)(I)	Form of Letter to Holders of BSAs of the Company, a portion of which are vested and exercisable and a portion of which are unvested and unexercisable.

(a)(1)(J)	Form of Letter to Holders of fully vested and exercisable BSPCEs of the Company.

(a)(1)(K)	Form of Letter to Holders of BSPCEs of the Company, a portion of which are vested and exercisable and a portion of which are unvested and unexercisable.

(a)(1)(L)	Form of Notice of Guaranteed Delivery.

(a)(1)(M)	Summary Advertisement as published in The New York Times on June 11, 2021.

(a)(5)(A)	Press release issued by Talend on March 10, 2021, attached as Exhibit 99.2 of the Form 8-K filed by Talend with the Securities and Exchange Commission on March 10, 2021 (incorporated herein by reference).

(a)(5)(B)	Press release issued by Talend on June 11, 2021.

(b)(1)	Equity Commitment Letter dated March 10, 2021 from Thoma Bravo Fund XIV Global, L.P. and accepted and agreed to by Tahoe Bidco (Cayman), LLC.

(d)(1)	Memorandum of Understanding, dated March 10, 2021, attached as Exhibit 2.1 of the Form 8-K filed by Talend with the Securities and Exchange Commission on March 10, 2021 (incorporated herein by reference).

(d)(2)	Form of Tender and Support Agreement, dated March 10, 2021, by and among Tahoe Bidco (Cayman), LLC and each of Christal Bemont, Adam Meister, Ann-Christel Graham, Jamie Kiser, Krishna Tammana, Michelle Sitzman, Lauren Vaccarello, Aaron Ross, Steve Singh, Patrick Jones, Elissa Fink, Nora Denzel, Elizabeth Fetter, and Ryan Kearny attached as Exhibit 99.1 of the Form 8-K filed by Talend with the Securities and Exchange Commission on March 10, 2021 (incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2021

TAHOE BIDCO B.V.

By:	/s/ Michael Hoffman
Name:	Michael Hoffmann
Title:	Managing Director A

TAHOE HOLDCO COÖPERATIEF U.A.

By:	/s/ Michael Hoffman
Name:	Michael Hoffmann
Title:	Managing Director A

TAHOE BIDCO (CAYMAN), LLC

By:	/s/ Michael Hoffman
Name:	Michael Hoffmann
Title:	Authorized Signatory

TAHOE ULTIMATE PARENT, L.P.

By:	Tahoe Ultimate Parent GP, LLC
Its:	General Partner

By:	/s/ Michael Hoffman
Name:	Michael Hoffmann
Title:	Authorized Signatory

TAHOE ULTIMATE PARENT GP, LLC

By:	/s/ Michael Hoffman
Name:	Michael Hoffmann
Title:	Authorized Signatory

THOMA BRAVO FUND XIV GLOBAL, L.P.

By:	/s/ Seth Boro
Name:	Seth Boro

THOMA BRAVO PARTNERS XIV GLOBAL, L.P.

By:	/s/ Seth Boro
Name:	Seth Boro

THOMA BRAVO GLOBAL, LLC

By:	/s/ Seth Boro
Name:	Seth Boro

[Signature Page - Schedule TO]

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Michael Hoffmann, signing singly, the undersigned’s true and lawful attorney-in-fact to: (i) execute for and on behalf of the undersigned, the Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 on Schedule TO (the “Schedule TO”) of Talend S.A., a société anonyme organized under the laws of France (the “Company”), any and all amendments thereto, and to file the Schedule TO, any and all such amendments, supplements, exhibits and documents thereto required in connection therewith with the Securities and Exchange Commission; (ii) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule TO and timely file such form with the United States Securities and Exchange Commission and any stock exchange in which the Ordinary Shares or American Depositary Shares of the Company is listed on, if any; and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 10th day of June, 2021.

TAHOE BIDCO B.V.

By:	/s/ Michael Hoffman
Name:	Michael Hoffmann
Title:	Managing Director A

TAHOE HOLDCO COÖPERATIEF U.A.

By:	/s/ Michael Hoffman
Name:	Michael Hoffmann
Title:	Managing Director A

TAHOE BIDCO (CAYMAN), LLC

By:	/s/ Michael Hoffman
Name:	Michael Hoffmann
Title:	Authorized Signatory

TAHOE ULTIMATE PARENT, L.P.

By:	Tahoe Ultimate Parent GP, LLC
Its:	General Partner

By:	/s/ Michael Hoffman
Name:	Michael Hoffmann
Title:	Authorized Signatory

TAHOE ULTIMATE PARENT GP, LLC

By:	/s/ Michael Hoffman
Name:	Michael Hoffmann
Title:	Authorized Signatory

THOMA BRAVO FUND XIV GLOBAL, L.P.

By:	/s/ Seth Boro
Name:	Seth Boro

THOMA BRAVO PARTNERS XIV GLOBAL, L.P.

By:	/s/ Seth Boro
Name:	Seth Boro

THOMA BRAVO GLOBAL, LLC

By:	/s/ Seth Boro
Name:	Seth Boro